Exhibit 12.1

NN, Inc.

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended December 31, 2012 through 2016

(in thousands except ratio amounts)

	For Fiscal Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before provision for income taxes and minority interest	(7,309)	(22,950)	13,172	25,178	20,341
Fixed charges	67,584	33,205	13,325	3,148	4,842
Distributed income of equity investees	3,706	2,868	2,538	—	—
Pre-tax losses (gains) of equity investees	6,427	5,440	1,646	—	—
Less: Interest capitalized	(1,571)	(1,375)	(946	—	(173)

Total Adjusted Earnings	68,837	17,188	29,735	28,326	25,010

Fixed Charges:
Interest expense	58,986	28,145	10,051	1,827	3,054
Capitalized interest	1,571	1,375	946	—	173
Amortization of debt issuance costs	4,168	1,754	844	547	824
Interest estimate within rental expense	2,859	1,931	1,484	774	791

Total Fixed Charges	67,584	33,205	13,325	3,148	4,842

Ratio of Earnings to Fixed Charges	1.0x	0.5x	2.2x	9.0x	5.2x